UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Endava plc
(Name of Issuer)

Class A ordinary shares, nominal value £0.02 per ordinary share
(Title of Class of Securities)

29260V105**
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** CUSIP number 29260V105 has been assigned to the American depositary shares (“ADSs”) of the Issuer, which are quoted on The New York Stock Exchange under the symbol “DAVA.” Each ADS represents one Class A Ordinary Share of the Issuer. No CUSIP number has been assigned to the Class A Ordinary Shares of the Issuer.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29260V105	13G	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS
The Endava Limited Guernsey Employee Benefit Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
96,430

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
96,430

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
96,430

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.27%

12	TYPE OF REPORTING PERSON
FI

CUSIP No. 29260V105	13G	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS
Equiom (Guernsey) Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
96,430

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
96,430

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.27%

12	TYPE OF REPORTING PERSON
FI

CUSIP No. 29260V105	13G	Page 4 of 7 Pages

Item 1(a).	Name of Issuer:

Endava plc (the “Issuer”)

Item 1(b).	Address of Issuer's Principal Executive Offices:

The Issuer’s principal executive offices are located at 125 Old Broad Street, London EC2N 1AR.

Item 2(a).	Name of Persons Filing:

The Endava Limited Guernsey Employee Benefit Trust (the “Trust”) and Equiom (Guernsey) Limited (the “Trustee,” and together with the Trust, the “Reporting Persons”). The Trustee is the independent trustee of the Trust.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of each of the Reporting Persons is:
PO Box 175
Frances House
Sir William Place
St Peter Port, Guernsey
GY1 4HQ

Item 2(c).	Citizenship:

The Trust is a trust organized under the laws of England and Wales. The Trustee is a company organized under the laws of Guernsey.

Item 2(d).	Title of Class of Securities:

Class A ordinary shares, nominal value £0.02 per ordinary share (the “Class A Shares”)

Item 2(e).	CUSIP Number: 29260V105

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

CUSIP No. 29260V105	13G	Page 5 of 7 Pages

Item 4.	Ownership.

(a)	Amount Beneficially Owned: The Trust is the record owner of 96,430 Class A Shares (the “Record Shares”). As the trustee of the Trust, the trustee may be deemed to beneficially own the Record Shares.

(b)
Percent of Class: See Line 11 of the cover sheets, which is based on a total of 35,770,219 total Class A Shares outstanding. The Reporting Persons’ holdings represent 0.04% of the total voting power of the Issuer, calculated with respect to the Class A Shares and the Issuer’s Class B ordinary shares (the “Class B Shares”), voting as a single class. Each Class A Share is entitled to one vote per share, and each Class B Share is entitled to ten votes per share.

(c) Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: see line 5 of cover sheets.

(ii)	shared power to vote or to direct the vote: see line 6 of cover sheets.

(iii)	sole power to dispose or to direct the disposition: see line 7 of cover sheets.

(iv)	shared power to dispose or to direct the disposition: see line 8 of cover sheets.

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
Not applicable.

Material to be Filed as Exhibits.

Exhibit 1 - Agreement regarding filing of joint Schedule 13G.

CUSIP No. 29260V105	13G	Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated February 16, 2021

THE ENDAVA LIMITED GUERNSEY EMPLOYEE BENEFIT TRUST	THE ENDAVA LIMITED GUERNSEY EMPLOYEE BENEFIT TRUST

By: /s/ Paula Keyte	By: /s/ Charley Ringham
Name: Paula Keyte	Name: Charley Ringham
Title: For Equiom (GSY) Ltd. ATO Endava Ltd. GSY EBT	Title: For Equiom (GSY) Ltd. ATO Endava Ltd. GSY EBT

EQUIOM (GUERNSEY) LIMITED	EQUIOM (GUERNSEY) LIMITED

By: /s/ Paula Keyte	By: /s/ Charley Ringham
Name: Paula Keyte	Name: Charley Ringham
Title: For Equiom (GSY) Ltd. ATO Endava Ltd. GSY EBT	Title: For Equiom (GSY) Ltd. ATO Endava Ltd. GSY EBT

CUSIP No. 29260V105	13G	Page 7 of 7 Pages

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need to be filed with respect to the ownership by each of the undersigned of Class A Ordinary Shares of Endava plc.

Dated February 16, 2021

THE ENDAVA LIMITED GUERNSEY EMPLOYEE BENEFIT TRUST	THE ENDAVA LIMITED GUERNSEY EMPLOYEE BENEFIT TRUST

By: /s/ Paula Keyte	By: /s/ Charley Ringham
Name: Paula Keyte	Name: Charley Ringham
Title: For Equiom (GSY) Ltd. ATO Endava Ltd. GSY EBT	Title: For Equiom (GSY) Ltd. ATO Endava Ltd. GSY EBT

EQUIOM (GUERNSEY) LIMITED	EQUIOM (GUERNSEY) LIMITED

By: /s/ Paula Keyte	By: /s/ Charley Ringham
Name: Paula Keyte	Name: Charley Ringham
Title: For Equiom (GSY) Ltd. ATO Endava Ltd. GSY EBT	Title: For Equiom (GSY) Ltd. ATO Endava Ltd. GSY EBT